RMS

SEC MAIL PROCESSING
Received
MAR 01 2018
WASH, D.C.

SECUI 18006654 ON

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SEC FILE NUMBER
8-68107

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (Date) AND ENDING December 31, 2017 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HCFP Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 Third Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman 561-771-0036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name - *if individual, state last, first, middle name)*

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Steven Shaffer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HCFP Capital Markets LLC as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

ALEXANDER URSINO
Notary Public - State of New York
NO. 01UR6351815
Qualified in New York County
My Commission Expires Dec 12, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) Statement of Exemption from Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (l) An Oath or Affirmation.
- [ ] (m) SIPC Supplemental Report and Independent Accountant's Report
- [ ] (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HCFP/CAPITAL MARKETS LLC

(Formerly known as Xzerta Trading, LLC)

(A Wholly-owned Subsidiary of HCFP/Capital Markets Holdings LLC)

Statement of Financial Condition

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

HCFP/CAPITAL MARKETS LLC
(A Wholly-owned Subsidiary of HCFP/Capital Markets Holdings LLC)

Financial Statement and Supplemental Information

December 31, 2017

Table of Contents

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Managing Member
HCFP/Capital Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HCFP/Capital Markets LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2016.

EISNERAMPER LLP
New York, New York
February 27, 2018

HCFP/CAPITAL MARKETS LLC
(A Wholly-owned Subsidiary of HCFP/Capital Markets Holdings LLC)

Statement of Financial Condition

December 31, 2017

ASSETS		
Cash and cash equivalents	$	179,474
Other assets		3,661
Total assets	**$**	**183,135**
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	18,606
Due to affiliate		4,811
Total liabiliites		**23,417**
Member's Equity		159,718
Total liabilities and member's equity	**$**	**183,135**

See accompanying notes to statement of financial condition.

HCFP/CAPITAL MARKETS LLC
(A Wholly-owned Subsidiary of HCFP/Capital Markets Holdings LLC)
Notes to the Statement of Financial Condition
December 31, 2017

(1) Organization

HCFP/Capital Markets LLC, formerly known as Xzerta Trading, LLC, (the "Company") is a New York based broker-dealer that is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

HCFP/Capital Markets LLC is an investment bank that provides innovative capital raising and financial advisory services to clients across a wide range of industries.

The Company was formed on December 16, 2008 as a single member New York limited liability company. In February 2010, the Company entered into a Contribution Agreement and an Operating Agreement, with Xzerta Holdings, LLC ("Xzerta Holdings") and Auriga Special Holdings, LLC ("ASH"). Pursuant to the Agreements, all outstanding LLC interests in the Company split 62.5% to ASH and 37.5% to Xzerta Holdings. On December 23, 2016, pursuant to agreements, HCFP/Capital Markets Holdings LLC (the "Parent"), acquired all outstanding LLC interests in the Company.

In 2017, the Company changed its name to HCFP/Capital Markets LLC.

(2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and generally accepted accounting practices within the broker dealer industry. In preparing financial statements in accordance with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from such estimates.

(b) Revenue Recognition

Advisory fees are recorded when earned.

Underwriting fees include revenue arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting fees are recognized at the time the underwriting is completed and the revenue is reasonably determinable.

(c) Fair Value of Financial Instruments

The recorded amounts of the Company's cash and cash equivalents, other assets and accrued expenses and other liabilities approximate their fair values principally because of the short-term nature of these items.

(d) ***Cash and Cash Equivalents***

The Company considers its investments in financial instruments with original maturities of less than 90 days to be cash equivalents. Cash and cash equivalents are held primarily at one major financial institution.

(e) ***Income Taxes***

The Company is a single-member limited liability company wholly owned by the Parent and is a disregarded entity for federal and state income tax purposes. As such, the Company's income or losses are included in the Parent's tax returns for the year ended December 31, 2017.

The Company recognizes tax benefits or expenses of uncertain tax positions in the year such determination is made when the position is "more likely than not" to be sustained, assuming examination by tax authorities. At December 31, 2017, the Company has no material unrecognized tax benefits.

(f) ***Accounting Standards Updates***

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (the "Standard"), which completes the joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and the International Financial Reporting Standards. The FASB has subsequently issued several amendments, including deferral of the effective date until January 1, 2018, clarification of principal versus agent considerations, narrow scope improvements and other technical corrections. The Standard also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Standard, including clarifying amendments, will become effective for fiscal years and interim periods within those years, beginning after December 15, 2017, with early adoption permitted. The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

(3) Regulatory Requirements

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain the greater of minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness. Net capital and aggregate indebtedness change day to day, but as of December 31, 2017, the Company had net capital of $156,057, which was $56,057 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.15 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

(4) Related Party Transactions

Related party transactions consist of the following:

(a) Transactions with HCFP/BD Holdings LLC

The Company entered into an expense sharing agreement with HCFP/BD Holdings LLC, the sole member of the Parent, on December 23, 2016 to provide services including, but not limited to, staff, office and technology. For the year ended December 31, 2017, $15,000 was contributed as a non-cash capital contribution by the Parent to the Company. At December 31, 2017, the balance due for services rendered was $4,811.

(b) Transactions with Parent

The Company received capital contributions in cash totaling $20,000 at various dates during the year ended December 31, 2017 from its member.

(5) Commitments and Contingencies

Legal proceedings, claims, and litigations may arise in the ordinary course of business. However, the Company is not the subject of any legal proceedings, claims or litigations that in the opinion of management would have a material adverse effect on the Company's financial position, results of operations, or liquidity.

(6) Liquidity and funding

The Company's revenue fluctuates throughout the year based on the timing of when revenue is earned. The Company relies upon the Parent's financial capacity to manage its expenses due to any such fluctuation. The Parent has evaluated the Company's ability to meet its obligations and intends to continue to provide funding to the Company if and when needed at its discretion for a period of one year from the date these financial statements were issued. Through February 23, 2018, the Company has received $83,000 in cash capital contributions.